Exhibit 21

Subsidiaries of the Registrant

CTBI had four subsidiaries as of January 1, 2018.

	Jurisdiction of Organization	Shares Owned by CTBI	Percent Voting Stock Held by CTBI
Community Trust Bank, Inc., Pikeville, Kentucky	Kentucky	285,000 Common	100%

Community Trust and Investment Company, Lexington, Kentucky	Kentucky	500 Common	100%

CTBI Preferred Capital Trust III	Delaware	1,841 Common Trust Securities	100%

Community Trust Asset Management	Kentucky	2,000 Common	100%